UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-14180

LORAL SPACE & COMMUNICATIONS INC.

(Exact name of registrant as specified in its charter)

c/o Telesat Corporation

160 Elgin Street

Suite 2100

Ottawa, Ontario, Canada K2P 2P7

(613) 748-8700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Voting Common Stock, $.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One*

*Pursuant to the Transaction Agreement and Plan of Merger, dated as of November 23, 2020, as amended on June 24, 2021, by and among Telesat Canada, Telesat Corporation, Telesat Partnership LP (“Telesat Partnership”), Telesat CanHoldco Corporation, Loral Space & Communications Inc. (“Loral”), Lion Combination Sub Corporation (“Merger Sub”), Public Sector Pension Investment Board and Red Isle Private Investments Inc., on November 19, 2021, Merger Sub merged with and into Loral, with Loral surviving the merger as a wholly owned subsidiary of Telesat Partnership.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Loral Space & Communications Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 29, 2021	LORAL SPACE & COMMUNICATIONS INC.

	By:	/s/ Christopher DiFrancesco
	Name:	Christopher DiFrancesco
	Title:	Secretary